UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
Lions Gate Entertainment Corp.
(Name of Subject Company)
Lions Gate Entertainment Corp.
(Name of Person Filing Statement)
Common Shares, without par value
(Title of Class of Securities)
535919203
(CUSIP Number of Class of Securities)
Wayne Levin, Esq.
EVP, Corporate Operations and General Counsel
Lions Gate Entertainment Corp.
2700 Colorado Ave., Suite 200
Santa Monica, California 90404
Telephone: (877) 848-3866
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copy to:
James Cole, Jr., Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 9. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.A.18
EX-99.A.19

     This Amendment No. 7 to the Schedule 14D-9 (“Amendment No. 7”), filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2010, amends and supplements the Schedule 14D-9 originally filed with the SEC on March 12, 2010, by Lions Gate Entertainment Corp., a corporation existing under the laws of British Columbia (“Lionsgate” or the “Company”). The Schedule 14D-9 relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Icahn Fund S.à.r.l., a limited liability company governed by the laws of Luxembourg, and Daazi Holding B.V., a limited liability company governed by the laws of the Netherlands, each of which is indirectly controlled by Mr. Carl C. Icahn, to purchase Common Shares, without par value, of Lionsgate.
     The information in the Schedule 14D-9 is incorporated in this Amendment No. 7 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.
ITEM 9. EXHIBITS
     Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following exhibit to the exhibit list:

Exhibit
Number	Description

(a)(18)	Letter to shareholders of Lionsgate, dated April 12, 2010.

(a)(19)	Lionsgate presentation to investors.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.
By:	/s/ James Keegan
	Name:	James Keegan
	Title:	Chief Financial Officer

Dated: April 12, 2010

EXHIBIT INDEX

Exhibit
Number	Description

(a)(18)	Letter to shareholders of Lionsgate, dated April 12, 2010.

(a)(19)	Lionsgate presentation to investors.